Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Transcript of WSJ’s “Tech Live” – Hooi Ling Tan

Session title: THE NEXT EVOLUTION OF ‘SUPERAPP’ GRAB

https://www.wsj.com/video/events/grab-holdings-co-founder-on-the-company-future/60448EAB-D634-49B4-B454-0029B222262E.html

Date: 18 October 2021

Host Jason (00:00): The Singapore-based company was uniquely positioned to benefit during the pandemic with its range of offerings, enabling drivers to switch from ride-hailing to food delivery. That spurred double-digit growth, which caught the attention of investors in the U.S. Hooi Ling joins us here, in our New York studio, along with the Wall Street Journal’s Bowdeya Tweh to discuss how Grab’s NASDAQ debut will affect the business.

Bowdeya (00:58): Alright, thanks Jason. Hi, Ling.

Hooi Ling (01:01): Morning, Bow.

Bowdeya (01:02): Grab made big headlines earlier this year, announcing that it was going to complete a U.S. listing and that it would add a $40 billion valuation with Altimeter Capital. What do you think this opportunity, in the moment, means specifically for the company, but more broadly for Southeast Asian tech companies?

Hooi Ling (01:21): Great question. I’ll start with what it means for the region, because I think that’s what most excites us about this public listing, cause, you know, 9, 10 years ago, when my co-founder Anthony and I started speaking to investors, nobody really knew about what Southeast Asia was, which countries it was, where it was even on the map. But now, it’s really interesting to see how that has all changed cause everybody understands the region is really exciting, super high growth as an area because a lot of folks are calling it ‘China’ five years ago, right? In terms of market size, the population of Southeast Asia as a region is twice of what it is in the States. And more importantly, as part of the digital transformation journey, we’re still early on in that because for example, in China, when it comes to the penetration rates of online, on-demand mobility services, they’re four times larger than what we currently are in Southeast Asia. So overall, I think it is a very exciting milestone for us, but we see it as a milestone that is actually relatively early in a much longer journey for us because one, the region is really growing. Two, I think a lot of folks recognise that the Grab superapp strategy that we have is uniquely positioned to ride that wave.

Bowdeya (02:38): So let’s unpack the word ‘superapp’. Obviously, you have delivery, you have ride-hailing, you have, obviously, food delivery, other services. There’s, you’re looking at financial services as well, you know. Why was that model so compelling for the company and how does that, how do you envision kind of like, where you go next?

Hooi Ling (02:57): Well, big questions. I’ll step back a bit and talk a bit more about what ‘superapp’ means to us and how it’s different from what other people usually think about because when folks hear the word ‘superapp’, they usually think about the WeChat model in China, right? WeChat started with the social chat messaging platform then went into payments and other services, but for Grab in Southeast Asia, our superapp journey was uniquely Southeast Asian. First, I think the reason why it was so compelling for the region is the majority of smartphone users, when we first started business, were using lower-end smartphones, with lower processing power, lower storage capacity, you know, smaller real estate on the screen. So it was naturally inclined to have users who preferred to have less apps in their phone, instead of more apps for more services, which then was the organic growth path for Grab to have one app, a superapp, for multiple services. But even for us, in terms of our evolution path, it started differently from, let’s say WeChat, right? We started first with the intent never to be a superapp, the intent was to solve the most critical everyday service in Southeast Asia, which was to have the safest, most efficient mobility service, and from then, because we developed the widest driver network, we moved into food deliveries, parcel, grocery deliveries, hypercritical in the Covid lockdown era. And as you mentioned earlier as well, for financial services, we developed our own payments network because in a region where cash is king and cash is inefficient, that was really important for us. All of these evolutions have been natural adjacencies of what the region needs most, and we have dedicated strategies for each of our superapps as well, because the other thing for us is, we’re not just one consumer superapp; we’re a superapp for our drivers and our merchants as well.

Bowdeya (04:56): I see. On that point, that can be really tricky from a regulatory point of view because you operate, obviously, in multiple countries and you know, superapp regulation is something that has gotten a lot of attention last year and this year, especially the actions that China has taken against WeChat and other companies. So how does Grab approach regulators with understanding, like, “Hey, here’s, we do a lot of different things but we do things to protect and ring fence data.” Like, how do you have those conversations with regulators and what’s your fear of whether those companies might take a China-like approach?

Hooi Ling (05:29): I think it’s really important to understand that Southeast Asia is a region that is unique even on the regulatory front. Grab, unlike China, or even unlike the States, we don’t have decades of prior, big tech companies. Grab is really at the forefront of the first wave of technology companies that are operating in the region, and why that’s important is because since day one, we have always taken a partnership approach with all of our local governments and regulators. And that ethos has really played out well, because for us, we know and believe that it’s really important to work hand-in-hand with our local governments and they now see us as partners in nation-building. This is best reflected in, you know, the variety of different initiatives that we consistently collaborate with them on. I’ll just give a few examples. For example, when Covid first started and vaccinations started to become available, we knew it was hypercritical for the recovery of the region to start really getting as many people vaccinated as possible. So in countries like Indonesia, we launched more than 50 large-scale vaccination centres throughout the country to help accelerate these efforts. And we did this in collaboration with the local government and clearly, these things are being valued because most recently, President Jokowi visited one of these centres just to see what was going on and say thank you because it’s so important.

Bowdeya (06:59): So, on that point, a lot of times, a lot of the concern from regulators is data and just, kind of like, what information that you know about your users and the visibility that Grab has across different markets. So how, how do you have those conversations internally just about either, what the tech stack needs to look like to make sure that we’re not running afoul of any laws or anything like that?

Hooi Ling (07:23): Again, I think, important context, the regulatory environment in Southeast Asia around these regulations, privacy is also very different, right. It’s relatively nascent and a lot of data privacy regulations are still in the crafting stage. Across the region, I would say Singapore as a country is the most mature in this dimension, but I think the question that you ask is what is our approach, what’s our mental model, right? For us, we believe very strongly in applying best practices across the region, irrespective of whether existing regulations exist, because ultimately what we want to do is create a platform that folks trust and feel secure with and what you need to do, to do that, is always stay ahead of the curve. Net net, if I combine this with the partnership approach I just talked about earlier, and how we work together with our government and regulator partners, our long-term aspiration and objective is always just to make sure we are there with them to co-create, co-solve, make mistakes together, learn together because we believe working with them is hypercritical, whether it’s data or any other regulatory framework, for the future of the region.

Bowdeya (08:40): And on that point, how does Grab evaluate which markets it ultimately is going to enter, obviously, you know, eight at this point, probably. There’s a day where you envision that there is going to be more. Does it start with the regulatory conversation and then trying to look at regulators or do you look at local markets, like, what is, how do you determine where you’re going to go? And even where to go next?

Hooi Ling (09:04): You know, it’s really funny because to us that decision is where not to go. It’s a matter of focus, and it’s a matter of where we believe we can add the most value. So for context, we’re in eight countries right now in Southeast Asia, 400 plus cities, and we intend to go deeper into Southeast Asia and not elsewhere because I often say—why go anywhere else when everybody else wants to be where you are? I mentioned a bit about the fact that everybody now understands that Southeast Asia is a very exciting, high growth area, right? But more importantly for us, I think, we know we’re just scratching the surface. As the first wave of home-grown technology companies, there’s so much more to do. And to illustrate a bit of it, you talked about some of the services our superapp currently provides. Just the total addressable market for a portion of them, which is just the mobility, food delivery and just payment wallet businesses, the TAM there is already 180 billion dollars. This doesn’t include future potential growth areas like digibank, other financial services like savings, insurance and whatnot or even groceries deliveries, right. So that potential is huge. So thinking about what’s next, I think the two big important pillars first, one is on the financial services front, six out of 10 individuals in Southeast Asia are unbanked or underbanked. And the reason for this is most of the existing banking services are not designed for the developing markets in Southeast Asia. Who can afford to pay 1,000, 10,000 plus dollars for insurance premiums? What we’ve done with our technology and distribution networks is to create very innovative products like where our drivers can actually pay for their insurance coverage on a pay-per-ride basis with as little as 10 cents per ride, which then gives them cumulative coverage of more than 200,000 dollars for critical illness, right? So these very innovative solutions that are designed for their spending patterns and their income patterns are a lot more of what we’re planning on going deeper into. One bucket. The second bucket is on deliveries. I talked about food deliveries, but, you know the area that we are most passionate about is a category internally we call ‘ACE’ – anything you can eat, right, which is food deliveries and groceries as well. As you can see, with Covid, digital acceleration, folks are in a new normal of what they believe convenience should look like in this era and I think this is an area where our largest driver network asset and also our payments capabilities, and our financial services capabilities really help us grow.

Bowdeya (12:02): So, as you look at the, you talked about the TAM for those three markets being really, really large, and obviously there was a big merger, Gojek and Tokopedia, that obviously was a, consolidate, you know, they decided to merge services and obviously, that’s a big competitor. How has that changed the competitive landscape for you know, even the markets that Grab is looking at or how has, you know, how, do you feel like you need to respond to it?

Hooi Ling (12:30): I think stepping back, if you look at the entire history of Grab, we’ve always been in very hypercompetitive markets and to be honest, we actually welcome it because it always makes us better. We are no stranger to lots of competition, we have competition with different kinds of players, historically, much better-funded, bigger players as well, and it’s something that has always made us better. Ultimately for us, what matters most is what do our users need the most so I think I mentioned earlier, that we, we – actually, I’m not sure if I’ve covered it, so I’ll talk about it a bit right now. When we think about which services to provide in our superapp, we don’t go out saying we want to do everything, we are quite specific about only addressing the use cases that we think are most critical for the everyday needs of our target segment. That’s why we’ve ended up in mobility, food deliveries, groceries, payments, financial services. There are many other things that we could do but we decided not to do them because these are the most important ones right now. So, it’s similar to how competition and everything else affects us, those are shorter-term, you know, changes. What we think about is the long-term fundamentals and the long-term, you know, economics use case value that we’re bringing to our consumers and we are quite excited about using very tailored technology to enable that as well.

Bowdeya (14:00): So, going back to something you said, there’s an audience question that just came in and you used the term ‘nation-building’, and obviously, that, from a tech company perspective, you know, in the U.S., some people might shudder at that. But I think one of the questions that one of the audience members has is that it’d be interesting to understand the governance model that you guys have that might combine business growth but also the idea that, you know, these companies can do social and environmental good. How does that speak, when you say the term ‘nation-building’, what do you think about that, especially from an ESG lens?

Hooi Ling (14:34): I think, for us, it’s about the conversations that we’re having with our government partners and our regulators, the different ministries on what is most important for them and how we can develop our platform to support that as well. And we’re supporting each other because ultimately, we believe a win-win-win solution is what everybody needs and in order to figure out what that looks like, it requires conversation. Now, I mentioned the kinds of initiatives that we’re looking at to help that. Maybe some of these might illustrate why I call it nation-building, right. So for example, in the Philippines and Vietnam, we had different ministries of agriculture looking for ways to help farmers get more access to consumers and give them higher margins, right. The first people they look to and have conversations with is us because they know that we can provide them access to marketplaces where we develop these. When the Singaporean government thinks about, okay, we want to increase digital literacy for the entire country, but we know that the elderly is a segment that’s getting potentially left behind, we work together with them to actually create digital skilling clinics, and we spend time and resources on going to different elderly communities to build that as well. All of these kinds of things don’t happen out of nowhere, it happens because we are in constant conversations with them and they know because they’ve seen from our historical actions over the multiple years that we put our money where our mouth is, right. And we really care about these overall long-term initiatives.

Bowdeya (16:17): And thinking about these long-term initiatives, obviously, Grab, unlike many other large technology companies, isn’t profitable at the moment, but how do you evaluate what Grab’s path to profitability is and maybe what steps might each business line, at least the big ones, need to take to get to that point?

Hooi Ling (16:38): So, how we think about profitability, let me just step back and share a couple of underlying themes, right. First things first, for us, growth and profitability, we think, go hand-in-hand. And I think we have illustrated this consistently over our historical performance, where we’re consistently growing but also consistently taking significant steps towards our path to profitability, and I think the best illustration of that is our most mature business, which is our mobility business, which is already segment EBITDA positive. So with that mindset, expanding it to our larger portfolio, we take that same broader mental model, which is, when you have a new, exciting, high-growth opportunity, invest into that area, but always invest knowing that there is a path to profitability and take those steps until, you know, into a more mature business such that overall, the entire superapp ecosystem is healthy.

Bowdeya (17:37): And so, in doing that, it’s difficult, right? Because the idea to invest, take the stuff from the high-growth, you know, the stuff that you know is going to make money and then plug, use those investments and invest in the stuff that is nascent but might be something down the road. Those are difficult decisions, especially the markets that you’re operating in don’t look the same. So how do you approach that, even just as, as a tech leader, like when, like what levers to pull, and how do you think about that?

Hooi Ling (18:05): I wish there was a silver bullet answer to this, I think, and many folks try to simplify it. I think, to be honest, it’s not easy. It really depends on the situation so if I can share an example, when Covid happened, what would you do, right? I’ll just use that as a live illustrative example. Pre-Covid, our mobility business was by far, our largest business. Post-Covid, post-lockdowns, that went to like – barely nothing, right? But because of our unique superapp strategy and portfolio that we already have that we’ve been investing into, we were able to very quickly pivot to our deliveries business. And those decisions happen live as we are reacting to what’s happening on the ground, as well as thinking about what’s the longer-term objective. So the longer-term objective is always a very healthy superapp ecosystem. Actually, let me deep dive into that a bit because it might not be common to folks on how we think about it. First things first, when folks think about superapps, they think about just the consumer side of things, which we’ve talked about. But for us, there are actually three superapps, three strategies that then work together in a virtuous flywheel, right. So on the consumer side, on the driver side, we have something very unique which is our shared fleet strategy, which is unique to Southeast Asia and unique to Grab. What do I mean by that? When you’re thinking about profitability and helping drivers become profitable, one of the things that is challenging for them is how to earn more money during the day when there are different peaks and troughs of demand. So, for example, if you’re just transporting people, your peak happens before work, at the end of work, early in the morning, you know, late afternoon. If you’re transporting food deliveries, your peak happens at lunch time, dinner time and the end of the day. Parcels, groceries, everything in between. What we’ve done is we’ve created algorithms and the capabilities for our drivers to actually participate in all of those peaks during the day so that they can actually serve multiple needs and earn more money, right. And that’s some of the examples of how we’re able to achieve this. And on the merchant side, there’s a different strategy, right. For them, it’s about how we help them earn more money by let’s say, more targeted advertising capabilities. How do we help them run their businesses more effectively with more training, with more tools, analytics and things like that? Those are the underlying foundational pillars that enable us to consistently move forward on higher growth and higher profitability as well.

Bowdeya (20:48): And, on the horizon, it’s going to, it seems like it’s obviously going to be difficult to pinpoint maybe a specific time when that’s going to happen but the goal, it sounds like, the way you guys are investing, is that you guys are going to get there at some point in the future across your business, across all the superapp business lines.

Hooi Ling (21:08): Exactly.

Bowdeya (21:09): So, thinking about the technology that you have, Grab obviously, you know, based in Southeast Asia, but you also have technology centres in Seattle, you have a technology centre in Bangalore, you know, obviously, like, how do you look at the tech talent that you need to ultimately build the software to run the, you know, to build the tools that you are actually going to need to run the business, like how do you evaluate kind of like, where you’re mining talent from?

Hooi Ling (21:38): Yeah, I think this is a really interesting question because again, we had to do things in a very uniquely Grab and uniquely Southeast Asian way when it comes to technology talent. Elaborating a bit more, I mentioned earlier that Grab is in the first wave of, you know, tech companies in the region so therefore when we first started, there wasn’t really available tech talent that we could hire from and thus we iterated, experimented with multiple different ways of how we could staff at the scale and quality we needed. And we landed on a global R&D strategy very early on as a young startup, which is very unique and to be honest, something that a lot of folks advised us against because they weren’t able to do it before. But we made it work because we had to, there was no other choice. When you don’t have local talent, you go global. And then the question is hey, what kind of talent do you go for, to, for different locations? This is where we’re quite excited, you know. I’m actually going to be travelling to Seattle to visit our tech team there later because in Seattle, we get a lot of access to deep AI experts, ML, data scientists, folks who are experts in that area. In China, we get access to a lot of folks who are deep into the delivery space and in Bangalore, you know, financial services, and another team in Romania, where we actually have deep mapping capabilities as well, cause that’s actually a very hyper-localised proprietary technology that I am actually quite passionate about. Do you mind if I elaborate a bit more?

Bowdeya (23:10): Sure, yeah.

Hooi Ling (23:12): So, again, the uniqueness of Southeast Asia, for any of you who is familiar with Jakarta, Manila or Hanoi, any of our big cities, right. You’re probably familiar with the visualisation of sometimes chaotic roads that are not always the same, they are ever changing and also a lot of little back alleyways that not many people know about on how to use, they are important shortcuts or sometimes these back alleyways, you can only use it if you are a two-wheeled motorbike rider, but you can’t use it if you are a four-wheel driver, right. So the reason why this is important as an on-demand platform that specialises in smart, efficient matching of supply and demand, right, requiring all of this routing, it’s really important to have this data in the most accuracy and liveness possible for the local vehicle types. And we realised very early on, whether it’s mapping or anti-fraud capabilities, or safety capabilities and many other capabilities, if we wanted to develop services at a user experiential cost profile that made sense for us, we would have to do it on our own. So right now, if you look at Singapore, if you come to Singapore and you turn on the Grab app, everything related to mapping capabilities is actually powered by our own internal stack because we found it to be way more efficient, way more accurate, and way more cost-efficient as well.

Bowdeya (24:43): What is one thing that you think people, especially a lot of people from the U.S. audience, need to understand about what Grab is, especially if we may never see it in the U.S., like you said?

Hooi Ling (24:52): Wow. Um.

Bowdeya (24:54): If you had to, like, keep it within a few words.

Hooi Ling (24:57): Think of Grab as a combination of Uber, DoorDash, Venmo, PayPal and you know, Bank of America, together.

Bowdeya (25:07): Okay, we’ll leave it at that. Thank you so much for joining us, Ling. Back to you, Jason.

Hooi Ling (25:09): Thank you, Bow.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“GHL”) and Altimeter Growth Corp. (“AGC”) and regarding Grab’s future business expectations which involve risks and uncertainties. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this document are subject to a number of factors, risks and uncertainties, some of which are not currently known to Grab or AGC.You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of GHL’s registration statement on Form F-4, the proxy statement/ prospectus therein, AGC’s Quarterly Report on Form 10-Q and other documents filed by GHL or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while GHL, AGC and Grab may elect to update these forward-looking statements at some point in the future, GHL, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to sell, subscribe for, buy or exchange any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

In connection with the business combination, GHL has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a preliminary proxy statement of AGC to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus of GHL relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. AGC and GHL also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement is declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, GHL, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AGC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or mailing Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, GHL and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions and a description of their direct and indirect interests in such transactions is set forth in the proxy statement/prospectus contained in the Registration Statement. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus contained in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus contained in the Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell, subscribe for or buy any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.